FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number 001-33136

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

September 7, 2010	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

EXHIBIT INDEX

Exh. No.	Description
99.1	Press Release ("EXETER AND EXTORRE CLOSE SPIN-OUT AND CREATE TWO INDEPENDENT COMPANIES") dated March 23, 2010
99.2	Press Release ("EXETER ADDS MR. JULIAN BAVIN TO THE BOARD OF DIRECTORS") dated March 25, 2010

EXHIBIT 99.1

Immediate Release: NR 10 - 09

**Vancouver, March 23, 2010 – Exeter Resource Corporation (NYSE-AMEX: XRA, TSX: XRC, and Frankfurt: EXB)** ("Exeter") and **Extorre Gold Mines Limited (TSX:XG)** ("Extorre") are pleased to announce that they have closed the previously announced spin-out transaction and that Extorre now trades as an independent company on the TSX under the symbol "XG". As a result of the closing, Extorre holds all of Exeter's former interest in the Argentine Cerro Moro and Don Sixto Projects as well as its Argentine Patagonian exploration projects and an initial $25 million from Exeter. Extorre's initial focus is on development of the Cerro Moro Project, while exploration drilling will continue to test for new high grade vein targets.

Exeter will continue to hold and focus on advancing its Caspiche Project, located in northern Chile.

**Extorre shares will not be initially listed on NYSE-AMEX.** For US shareholders, Extorre intends to initially apply for listing on the OTCQX exchange and subsequently on the NYSE-AMEX. Listing is subject to Extorre meeting all listing requirements of those exchanges and receiving exchange acceptances of listing applications.

**Exeter shares now trade "ex-distribution" on the TSX and will trade "ex-distribution" on the NYSE-AMEX on March 24, 2010.**

For purposes of shareholders determining the tax basis of their shares in Exeter and Extorre as a result of the spin-out transaction, Exeter's board of directors has determined that the relative value for Exeter and Extorre is 80% and 20% respectively.

You are invited to visit the Exeter web site at www.exeterresource.com and the Extorre web site at www.extorre.com.

**EXETER RESOURCE CORPORATION**
**Bryce Roxburgh**
**President and CEO**
exeter@exeterresource.com

**EXTORRE GOLD MINES LIMITED**
**Eric Roth**
**President and CEO**
extorre@extorre.com

**Safe Harbour Statement** – This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward-looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including in relation to the proposed Arrangement and expected future attributes and success of each of the Company and Extorre following such transaction; the anticipated Record Date for the new Exeter shares and the new Extorre shares; the expected completion date of the Arrangement, the Company's belief as to the extent and timing of its drilling programs, various studies including engineering, environmental, infrastructure and other studies, and exploration results, budgets for its exploration programs, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential for financing its activities, potential production from and viability of its properties, permitting submission and timing, expected cash reserves and the expected benefits of the proposed spin-out transaction. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic

EXHIBIT 99.2

For Immediate Release: NR 10-10

EXETER ADDS MR. JULIAN BAVIN TO THE BOARD OF DIRECTORS

Vancouver, B.C., March 25, 2010 – The Board of Directors of Exeter Resource Corporation (NYSE-AMEX: XRA, TSX: XRC, and Frankfurt: EXB – “Exeter” or the “Company”) is pleased to announce the addition of Mr. Julian Bavin to its Board.

Mr. Bavin is a graduate of the University of Leceister and the Royal School of Mines, Imperial College, University of London. Julian has over 30 years of technical, operational and commercial  experience in mineral exploration gained from working  in a wide range of commodities and jurisdictions, most of which was spent with the Rio Tinto Group in South America, Australia, Indonesia and Europe.  Julian’s recent experience was as Rio Tinto's Exploration Director for South America between 2001 and 2009. He is currently a resident of Chile.

The Company has awarded Mr. Bavin 300,000 stock options, exercisable for 5 years at a price of $6.84 per share. In addition, the Company has awarded an aggregate of 880,000 stock options exercisable for 5 years at a price of $6.84 per share to 5 directors and 3 officers.

Exeter Chairman Yale Simpson commented “Mr. Bavin has a great deal of experience in both the technical and commercial sectors of the mining industry. That experience will be particularly valuable to Exeter as we seek to commercialize the Caspiche project.”

About Exeter
Exeter Resource Corporation is a Canadian mineral exploration company focused on the development of the Caspiche gold-copper project in the Maricunga region of Chile. The Company has C$45 million in its treasury.

In March 2010 Exeter shareholders approved a proposal to undertake a spin-out transaction pursuant to which the assets of Exeter were separated into two highly focused companies. As a result, Exeter transferred to Extorre Gold Mines (ticker symbol “XG” on the TSX) the Cerro Morro and Don Sixto projects and its exploration properties in Argentina, together with approximately $25 million in cash.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh
President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the Company’s belief as to the extent and timing of its drilling programs, various studies including engineering, environmental, infrastructure and other studies, and exploration results, budgets for its exploration programs, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential for financing its activities, potential production from and viability of its properties, expected cash reserves and the expected benefits of the spin-out transaction. These forward-looking statements are made as of the date of this news release.  Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Such factors and assumptions include, amongst others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking information.  In addition, there are also known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements.  Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information Form for the financial year ended December 31, 2008, dated March 27, 2009 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

NEITHER THE TSX NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX EXCHANGE)
ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

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